Exhibit (a)(1)(F)

[Form of Confirmation of Receipt of Election Form]

To: [Name of Eligible Employee]

Subject: Confirmation of Receipt of Election Form

Date: [●], 2015

This email confirms our receipt of the attached Election Form, which is the most recent Election Form that we have received from you.

You can change or withdraw this election until the offer expires at 12:00 p.m. (Noon), New York City time, on October 13, 2015. However, the exchange offer could be extended. If an extension occurs, we’ll notify you by email. After the exchange offer expires, you cannot change or withdraw your election and all elections will be final. There will not be any exceptions.

Please note this receipt of your Election Form is not by itself an acceptance of your eligible options for exchange. For purposes of the exchange offer, we will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of the date and time the exchange offer expires and we give written notice to the option holders generally of our acceptance for exchange of such eligible options, which notice may be made by email or other method of communication.

The full terms of the exchange offer are described in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options dated September 14, 2015 and the accompanying Election Form and other related documents that we have previously sent to you. These documents were filed with the U.S. Securities and Exchange Commission as exhibits to the Alliance One International, Inc. Schedule TO Tender Offer Statement. You can access these documents through the Securities and Exchange Commission’s website at www.sec.gov.

Best regards,

Laura Jones

Vice President Human Resources